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               		     SECURITIES AND EXCHANGE COMMISSION
			                         Washington, DC 20549


                           				SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                    			    (Amendment No. 1 )*

                    			      First Virtual Holdings, Inc.
			                          (Name of Issuer)
			                          	 Common Stock
			                   (Title of Class of Securities)

                          				  337486104
	                          			(CUSIP Number)

         	       Charles A. Nalbone, Bear, Stearns & Co. Inc.
	                115 South Jefferson Road, Whippany, NJ 07981
			                           (201) 739-2202
	               	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           				March 7, 1997
           	(Date of Event which Requires Filing of this Statement)


    	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

    	Check the following box if a fee is being paid with this statement
[   ] . (A fee is not required only if the reporting person:  1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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CUSIP NO.  337486104

                          				13D


       	NAME OF REPORTING PERSON
       	S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
1       BEAR, STEARNS & CO. INC.
       	IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                           								(a) [  ]
							                                            (b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
       	WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	       ITEMS 2(d)(e):
							                                          	      [  ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
       	Delaware

                  		7       SOLE VOTING POWER:

                         			534,939

	                  	8       SHARED VOTING POWER:

                         			0

	                  	9       SOLE DISPOSITIVE POWER:

                         			534,939

 	                 	10      SHARED DISPOSITIVE POWER:

                         			0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	                         		534,939

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       	SHARES*:
							                                         	  [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                          		 6.1

14      TYPE OF REPORTING PERSON*:
	       BD

                			See Instructions Before Filling Out!





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                   			Schedule 13D Amendment No. 1

     This statement constitutes Amendment No. 1 to the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bear, Stearns & Co. Inc. ("Bear Stearns") with respect to its ownership of the Common Shares of First Virtual Holdings, Inc. (the "Issuer").

Item 3:  Source and Amount of Funds or Other Consideration

The aggregate amount of funds used in making the purchases of the 87,472 Common Shares of the Issuer referred to in Item 5(c) hereof was approximately $699,776.00.


Item 5:  Interest in Securities of the Issuer (as of 3/7/97)

	(a)	The responses of Bear Stearns to Rows (11) through (13) of the
   		cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference. To the best of Bear Stearns' knowledge, none of its executive officers or directors beneficially own any Common Stock of the Issuer.

	(b)	The responses of Bear Stearns to Rows (7) through (10) of the
   		cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference.

	(c)	Since the date of its initial filing on Schedule 13D, Bear
   		Stearns has effected transactions in the Common Shares of the
	   	Issuer.  The details of these transactions are set forth in Appendix attached hereto.

	(d)	Not Applicable.

	(e)	Since the date of its initial filing on February 20, 1997 through
     March 7, 1997, Bear Stearns purchased an additional 87,472 shares of
     First Virtual Holdings, Inc. Accordingly, Bear Stearns increased its beneficial ownership by more than one full percentage point of the Common Stock of the Issuer on March 7, 1997.




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Signature:

     	After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated: March 26, 1997                               BEAR, STEARNS & CO. INC.


                                           					By:    /s/
					                                             	Aldo Parcesepe
					                                             	Senior Managing Director








                                 APPENDIX I
                           BEAR, STEARNS & CO. INC.

                                   ***** 03/07 *****
 	2,000  FIRST VIRTUAL HOLDINGS INC     7 1/4          14,500.00
  	  300  FIRST VIRTUAL HOLDINGS INC     7.0833          2,124.99
        1,000  FIRST VIRTUAL HOLDINGS INC     7               7,000.00
          100- FIRST VIRTUAL HOLDINGS INC     7 1/2             749.97-
   	  150- FIRST VIRTUAL HOLDINGS INC     7 1/2           1,124.96-
                     ***** 03/06 *****
 	2,000  FIRST VIRTUAL HOLDINGS INC     7 1/4          14,500.00
 	1,000  FIRST VIRTUAL HOLDINGS INC     7.0600          7,060.00
          500  FIRST VIRTUAL HOLDINGS INC     7               3,500.00
          200- FIRST VIRTUAL HOLDINGS INC     7 1/2           1,499.95-
                     ***** 03/05 *****
   	  100  FIRST VIRTUAL HOLDINGS INC     7 9/16            756.25
   	  200  FIRST VIRTUAL HOLDINGS INC     7 9/16          1,512.50
                     ***** 03/05 *****
          200  FIRST VIRTUAL HOLDINGS INC     7 1/2           1,500.00
        1,000  FIRST VIRTUAL HOLDINGS INC     7 7/16          7,437.50
        2,000  FIRST VIRTUAL HOLDINGS INC     7 1/4          14,500.00
        5,000  FIRST VIRTUAL HOLDINGS INC     7 1/2          37,500.00
        2,220  FIRST VIRTUAL HOLDINGS INC     7 1/16         15,678.75
        1,000- FIRST VIRTUAL HOLDINGS INC     7 7/8           7,874.73-
                     ***** 03/04 *****
        1,500  FIRST VIRTUAL HOLDINGS INC     7 1/2          11,250.00
          223  FIRST VIRTUAL HOLDINGS INC     7 1/8           1,588.88
        2,000  FIRST VIRTUAL HOLDINGS INC     7 5/16         14,625.00
                     ***** 03/03 *****
	  139  FIRST VIRTUAL HOLDINGS INC     7 5/8           1,059.88
          500  FIRST VIRTUAL HOLDINGS INC     7 1/2           3,750.00
                     ***** 03/03 *****
    	1,400  FIRST VIRTUAL HOLDINGS INC     7 5/8          10,675.00
    	2,500  FIRST VIRTUAL HOLDINGS INC     7 5/8          19,062.50
      	  270  FIRST VIRTUAL HOLDINGS INC     7 1/8           1,923.75
          600- FIRST VIRTUAL HOLDINGS INC     7 7/8           4,724.84-
                     ***** 02/28 *****
          200  FIRST VIRTUAL HOLDINGS INC     7 13/16         1,562.50
      	  700  FIRST VIRTUAL HOLDINGS INC     7 13/16         5,468.75
        1,000  FIRST VIRTUAL HOLDINGS INC     7 13/16         7,812.50
        1,000  FIRST VIRTUAL HOLDINGS INC     7 13/16         7,812.50
        1,000  FIRST VIRTUAL HOLDINGS INC     7 3/4           7,750.00
        1,500  FIRST VIRTUAL HOLDINGS INC     7 13/16        11,718.75
        4,000  FIRST VIRTUAL HOLDINGS INC     7 5/8          30,500.00
        5,000  FIRST VIRTUAL HOLDINGS INC     7 3/4          38,750.00
          100  FIRST VIRTUAL HOLDINGS INC     7 1/4             725.00
                     ***** 02/28 *****
          500  FIRST VIRTUAL HOLDINGS INC     7 9/16          3,781.25
        1,000  FIRST VIRTUAL HOLDINGS INC     7.5250          7,525.00
        1,110  FIRST VIRTUAL HOLDINGS INC     7.5300          8,358.30
                     ***** 02/27 *****
          200  FIRST VIRTUAL HOLDINGS INC     8               1,600.00
          500  FIRST VIRTUAL HOLDINGS INC     8               4,000.00
        1,000  FIRST VIRTUAL HOLDINGS INC     8               8,000.00
        1,500  FIRST VIRTUAL HOLDINGS INC     8              12,000.00
        1,500  FIRST VIRTUAL HOLDINGS INC     8              12,000.00
        2,000  FIRST VIRTUAL HOLDINGS INC     8              16,000.00
        5,000  FIRST VIRTUAL HOLDINGS INC     7 7/8          39,375.00
        5,000  FIRST VIRTUAL HOLDINGS INC     8              40,000.00
                     ***** 02/27 *****
     	  213  FIRST VIRTUAL HOLDINGS INC     7.7653          1,654.01
          500  FIRST VIRTUAL HOLDINGS INC     7 11/16         3,843.75
        1,400  FIRST VIRTUAL HOLDINGS INC     7.8750         11,025.00
          300- FIRST VIRTUAL HOLDINGS INC     8 1/8           2,437.41-
                     ***** 02/26 *****
          300  FIRST VIRTUAL HOLDINGS INC     8               2,400.00
        1,000  FIRST VIRTUAL HOLDINGS INC     8 1/8           8,125.00
        1,500  FIRST VIRTUAL HOLDINGS INC     8              12,000.00
        2,000  FIRST VIRTUAL HOLDINGS INC     8 1/8          16,250.00
        3,000  FIRST VIRTUAL HOLDINGS INC     8 3/8          25,125.00
        3,000  FIRST VIRTUAL HOLDINGS INC     8 3/8          25,125.00
        5,000  FIRST VIRTUAL HOLDINGS INC     8 3/8          41,875.00
                     ***** 02/26 *****
        1,000  FIRST VIRTUAL HOLDINGS INC     8 1/8           8,125.00
        1,000  FIRST VIRTUAL HOLDINGS INC     7.8000          7,800.00
        1,000  FIRST VIRTUAL HOLDINGS INC     7 13/16         7,812.50
          500- FIRST VIRTUAL HOLDINGS INC     8 1/2           4,249.85-
        1,000- FIRST VIRTUAL HOLDINGS INC     8 1/8           8,124.72-
        1,500- FIRST VIRTUAL HOLDINGS INC     8              11,999.60-
        1,500- FIRST VIRTUAL HOLDINGS INC     8              11,999.60-
                     ***** 02/25 *****
        1,500  FIRST VIRTUAL HOLDINGS INC     8 3/8          12,562.50
          200  FIRST VIRTUAL HOLDINGS INC     8 1/8           1,625.00
          800  FIRST VIRTUAL HOLDINGS INC     8.1700          6,536.00
                     ***** 02/25 *****
        2,000- FIRST VIRTUAL HOLDINGS INC     8 1/2          16,999.43-
                     ***** 02/24 *****
        2,000  FIRST VIRTUAL HOLDINGS INC     8.3340         16,668.00
        2,000- FIRST VIRTUAL HOLDINGS INC     7 3/4          15,500.00-
          100  FIRST VIRTUAL HOLDINGS INC     8 3/8             837.50
          200  FIRST VIRTUAL HOLDINGS INC     8 1/8           1,625.00
        2,000  FIRST VIRTUAL HOLDINGS INC     8.1750         16,350.00
        1,000- FIRST VIRTUAL HOLDINGS INC     8 1/2           8,499.71-
                    ***** 02/21 *****
        1,000  FIRST VIRTUAL HOLDINGS INC     8 1/2           8,500.00
        1,500  FIRST VIRTUAL HOLDINGS INC     8 1/2          12,750.00
        1,500  FIRST VIRTUAL HOLDINGS INC     8 1/2          12,750.00
        3,000  FIRST VIRTUAL HOLDINGS INC     8 3/8          25,125.00
        1,900  FIRST VIRTUAL HOLDINGS INC     8 3/16         15,556.25
        2,000  FIRST VIRTUAL HOLDINGS INC     7 3/4          15,500.00
        2,400  FIRST VIRTUAL HOLDINGS INC     8 7/16         20,250.00
        3,000  FIRST VIRTUAL HOLDINGS INC     8 1/4          24,750.00
          200  FIRST VIRTUAL HOLDINGS INC     8 3/8           1,675.00
          300- FIRST VIRTUAL HOLDINGS INC     8 1/2           2,549.91-